SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Orders Five New Boeing 737-800 NG Aircraft

São Paulo, November 23, 2005 –GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost, low-fare airline, announced today that it has signed a contract with Boeing to exercise options for the purchase of five additional Boeing 737-800 Next Generation aircraft.

In July of 2005, GOL increased its contract with Boeing for the purchase of up to 101 737-800 Next Generation aircraft, the largest agreement between Boeing and a Latin American company. By exercising an additional five purchase options, the Company increases its firm orders to a total of 65 aircraft, scheduled for delivery between 2006 and 2012. GOL currently operates 40 Boeing 737 aircraft.

GOL’s new 737-800s will be equipped with winglets, which reduce fuel consumption by approximately 4%. In addition to lowering operating costs, winglets provide better flight performance, the ability to operate longer non-stop flights, and reduced noise during take-off. The 737-800 is also larger than the 737-700 and can carry up to 25% more passengers.

“Exercising these options to purchase five additional 737-800 NG aircraft is important to GOL’s growth strategy in South America, which is focused on maintaining low costs, leading technology and high quality service,” said David Barioni, Technical Vice President of GOL Linhas Aéreas Inteligentes. "Our Boeing NG order will make GOL one of the largest low-cost carriers in the world operating over the next five years.”

The following table summarizes GOL’s fleet expansion plans through 2010:

Aircraft	2005	2006	2007	2008	2009	2010
737-300	12	8	5	-	-	-
737-700	22	26	23	21	20	17
737-800	8	20	32	43	58	69
Total	42	54	60	64	78	86
New 737-800	-	11	24	31	43	51
Leased 737s	42	43	36	33	35	35

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About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 410 daily flights to 45 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call:
                      0300-789-2121               in Brazil
                      0810-266-3131               in Argentina
                      800-1001-21                   in Bolivia
                      55 11 2125-3200            in other countries

Contact: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
tel.: (11) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Márcia Bertoncello	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (11) 3049-0343 / 0341	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.